Mail Stop 0308

October 20, 2004


VIA U.S. MAIL AND FACSIMILE

Mr. Dwight Webb
President and Chief Executive Officer
Vita Equity, Inc.
Suite 314 - 837 West Hastings Street
Vancouver, British Columbia V6C 3N6
Canada

Re:	Vita Equity, Inc.
Form SB-2 filed on September 21, 2004
File No.:  333-119147

Dear Mr. Webb:

      We have reviewed the document listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Facing Page, page i

1. Please check the first box on the cover page to indicate that selling shareholders will offer the securities on a delayed or continuous basis.

Cover Page, page ii

2. This registration statement is registering 100% of your currently outstanding common stock, 36.7% of which is being offered by affiliates of the company directly. Generally, we view resale transactions by parties related to the issuer of this amount as, in essence, an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. For these sales to occur "at the market," the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an "at the market" offering by those affiliates is not permissible. Your offering should be revised to price the shares being offered by affiliates for the duration of the offering. The affiliates must resell their securities for the $0.05 per share price for the duration of the offering. The prospectus should also make clear the fact that these persons are considered underwriters of this offering. Revise your prospectus accordingly, including your cover page, summary, and plan of distribution section.

3. Please disclose that the selling stockholders will receive all of the proceeds from the sale of the common stock.

Inside Front and Outside Back Cover Pages of Prospectus, page iii

4. Please indicate where your Dealer Prospectus Delivery
Obligation
statement is located. If you believe that this statement is not required, please tell us why you have not included it. See Item
502(b) of Regulation S-B.

5. Please revise your Table of Contents to ensure that the headings and subheadings correspond to the correct page numbers.

Prospectus Summary, page 1

6. You refer to financial projections delivered herewith. Please tell us whether you anticipate delivering any projections that are not included in the registration statement. If not, revise the paragraph to make clear that the projections are included in the registration statement.

The Company, page 1

7. In this section, please include an expanded discussion of your business. In the "Description of Business" section, please describe in greater detail the material aspects of your business, including, but not limited to, the following:

* the total sales figures in dollars since the opening of your business and the dollar amount of jewelry you have sold thus far;
* the space, quantity, and size of your storefront or other establishment through which you conduct your business operations;
* the countries from which you acquire your non-domestic precious metal and stones and the inherent risks, if any, in not being able to acquire your necessary materials for your customers;
* the fact that you are a custom jewelry designer and manufacturer and whether your jewelry is designed for high-end, middle range, or other customers.

The Offering, page 1

8. In this section, you stated that you are to register 13,320,000 shares of your common stock. However, in the other sections of your
Prospectus, you state that the number of shares is to be 13,220,000.
Please provide the correct number of shares and be sure that the number is consistent throughout the document.

Risk Factors, page 3

9. In the first paragraph, please revise to make clear that you have identified all material risks known to and anticipated by you at present. In case you have not included all such risks in this section, please do so.

10. Include a risk factor discussing the application of the penny stock rules to trading in your securities. We note that you have provided similar disclosure in the Plan of Distribution

11. In this section, please alert your investors to the fact that your business condition raises substantial doubt as to your continuing to operate as a going concern.

12. In your second paragraph, you state that you have only one officer and director. However, in your third paragraph you refer to
"officers" and "directors." Also, in your section entitled "Directors, Executive Officers, Promoters and Control Persons," you list two directors and two officers. Please revise or explain this discrepancy.

We may not achieve sufficient brand recognition, page 4

13. Quantify the amount of expenditures you anticipate making on your
"aggressive brand-enhancement strategy." Provide full disclosure regarding anticipated marketing expenses in the business section.

Because we depend on third party suppliers and contract
craftspeople
.. . ., page 4

14. Please describe in a meaningful way the "limited number of third-party suppliers." Your discussion should include the number of suppliers upon which you rely, whether there are any alternative suppliers, the importance of each material in the manufacturing of your products, and the percentage of each material you purchase from each supplier.

Because we currently sell all of our manufactured product to two clients . . . , page 5

15. Please disclose the name and relation of the related party who is one of your customers.

Risks Related to the Industry, page 5

16. Please state whether you face any political risks from foreign governments besides regulation and legislation risks, such as instability or political turmoil.

Dividend Policy, page 7

17. Please describe your plans for, and the likelihood of, future dividend payments to your shareholders. Please discuss your plans in the context of your financial situation.

Selling Stockholders, page 7

18. Please identify the natural person(s) or public company that has the ultimate voting or investment control over Nuvo Magazine, Ltd.`s shares listed in the Selling Shareholder Table.

19. Please list or reference the periods of time that Dwight Webb has been President and Director, and the periods of time that George
Polyhronopoulos was Director and Officer.  See Item 507 of
Regulation
S-B.

20. Please explain why your offering lasting between September 15, 2000 and January 31, 2001 for 12,300,000 shares was cancelled and the subscription money refunded on March 1, 2003.

21. In the second sentence of your third paragraph, you state that Mr. Polyhronopoulos acted as your "first Director and officers."
Please clarify and list his executive positions.

22. We note that you have made sales to related parties. Please tell us why you have not identified those sales in your discussion of material relationships between you and the shareholders.

Plan of Distribution, page 9

23. Please state that if you add a broker-dealer or underwriter, you will file a post-effective amendment to this Prospectus.

24. Tell us why the company is paying all fees and expenses incident to the registration of shares. If there are agreements describing registration rights associated with outstanding securities, you should file those documents as material agreements.

Legal Proceedings, page 10

25. Clearly state that there are no pending material legal proceedings without including a knowledge qualifier.

Directors, Executive Officers, Promoters and Control Persons, page
10

26. You state that Mr. Webb was appointed to the Board of Directors in August 2000 for a one-year term and that Mr. Hu was appointed to the Board in January 2001 to serve a one-year term as well. Please clarify if these appointments had been renewed every year since that time. If their appointments have not been continuous, please state.
See Item 401(a) of Regulation S-B.

27. Please indicate when Mr. Webb was appointed President and Chief
Executive Officer and if he has had any other positions with your company. See Item 401(a) of Regulation S-B.

28. You described Mr. Hu`s business experience over the last five years as being "a self-employed businessperson in the food and beverage industry." Please provide greater detail about this business and his experience during this employment. See Item 401(a)(4) of Regulation S-B.

29. If any, please describe the family relationships that exist among executive officers, directors, and nominated persons to those positions in accordance with Item 401(c). See Items 401(c) of Regulation S-B.

Security Ownership of Directors, Officers, and Management, page 11

30. In the table, please add a line item for the shares beneficially owned by your directors and executive officers as a group, without naming them individually. See Item 403(b) of Regulation S-B.

31. In a footnote to your table, please state the amount of shares, if any, shown in Column (3) that the listed beneficial owner has the right to acquire within 60 days from rights, conversion privileges, or similar obligations. Also, please be sure to calculate the percentages in that column on the basis of the amount of outstanding securities plus, for each person or group, any securities that a person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges, or other rights. See Instructions 1 and 3 to Item 403 of Regulation S-B.
Description of Securities, page 11

32. Please remove the qualification in your "Description of Securities" section that states the description of your authorized capital stock "is subject to" your Articles of Incorporation. If any information in this section is inconsistent with your Articles of Incorporation, please remove that information from this Registration
Statement.

33. Please describe any preemption rights. See Item 202(a)(1) of Regulation S-B.

34. In this section, you state that you have four directors. However, in the section entitled "Directors, Executive Officers, Promoters and Control Persons," you list only two directors, Dwight
Webb and Michael Hu. Please either revise your statement in this section to reflect the correct number of directors, or amend the rest of your registration statement to include the correct amount of and information on your other directors.

Redemption, page 12

35. Please describe the redemption rights by describing the provisions of the Nevada Revised Statutes, Chapter 78. Similarly, explain what a payment of a distribution in violation of Section
78.300 would be, as referenced on page 13.

Liquidation Rights, page 12

36. Please clearly describe the liquidation rights. It appears that the first sentence is incomplete.

Certain Provisions of the Articles of Incorporation, page 12

37. Please only describe any provision in the charter or by-laws that would delay, defer, or prevent a change in control of your company.

Experts, page 12

38. The Experts section states that the financial statements are incorporated by reference. This is not correct. Please revise to correct this statement.

39. The document includes both audited and unaudited financial statements. Please revise the Experts section to indicate that Weinberg has only audited the annual financial statements.

History and Background, page 13

40. Please state whether Dwight Webb is a full-time or part-time employee. Also, you state that Dwight Webb is your only employee, however Mauro Baessato is listed as Secretary and Treasurer. Please explain his duties and why he is not considered an employee.

Products and Services, page 14

41. Please explain your business strategy. Also, please provide support for your belief that your business strategy is expected to enable you to become "well-recognized and reputable for [your] creative and unique designs in the custom jewelry industry."

42. Please elaborate on how you can "leverage your expertise and existing customers to potentially increase sales in the much larger markets of Canada and the United States."

Jewelry, page 14

43. Please clarify whether you have inventory currently. It appears from your Financial Statements that you have none. If you do have inventory, please quantify the amount and describe the kind of raw materials that you keep in your inventory and the amount of raw materials that you have to acquire. If you have no inventory, please state and revise any assertions that you have inventory.

44. Please name and describe your principal wholesalers of raw materials and what you mean by "with whom we have relationships." Furthermore, please discuss the availability of the raw materials you need from these wholesalers. See Item 101(b)(5) of Regulation S-B.

45. Please describe your arrangements with your third party jewelry-makers. You should discuss their compensation, availability, means of selection, and any other matters you believe are material.

46. Please discuss your dependence on your few major clients. In your "Summary Information and Risk Factors" section, you stated that you had only two customers at the present time. Please identify these material customers. See Item 101(b)(6) of Regulation S-B.

47. Please state whether you have any patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts, including their duration. If you have none, please state. See
Item
101(b)(7) of Regulation S-B.

Marketing and Promotion Strategy, page 14

48. Please provide the expected costs of your marketing efforts.
Furthermore, please state whether you believe these plans are feasible for your company in the near future.

49. Please estimate the amount you spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of such activities is borne directly by your customers as "mark-up." See Item 101(b)(10) of Regulation S-B.

Competition, page 15

50. Please provide the facts and reasons underlying your assertion that "the individual treatment and interaction with our customers provides us with a competitive edge over mass manufacturers in certain markets."

51. You state that you are in a "highly competitive industry."
Please identify your main local competitors and your competitive position in your industry and market. See Item 101(b)(4) of Regulation S-B.

Regulatory Background, page 15

52. In this section, you discuss foreign government mining, production, and marketing regulations of the diamond industry. In addition, please discuss the effect of regulations with which you anticipate having to comply in the United States and Canada, if any, that correspond to or surpass mining, production, and marketing. Please focus on specific regulations that currently affect you or are likely to affect you in the near future. See Item 101(b)(9) of Regulation S-B.

Disclosure, page 15

53. Revise this disclosure so it complies with the requirements of 101(c)(3) of Regulation S-B. You should refer to proxy and information statements that you will file and current reports on Form
8-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 15

54. Please expand this section to discuss known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

* economic or industry-wide factors relevant to your company, and

* material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

See SEC Release No. 33-8350 and Item 303 of Regulation S-B.

55. Please provide and caption as a sub-section your discussion of off-balance sheet arrangements. See Item 303(c) of Regulation S-B and SEC Release No. 33-8182.

Overview, page 15

56. The overview section explains the types of expenses that are included in each operating expense category; however the dollar amounts just repeat information that is available from the face of the income statement. Please expand the information, either here or in the results of operations section, to explain the reasons for period-to-period changes. Also, you should expand the disclosure to explain the types of costs included in cost of goods sold and explain the reasons for period-to-period changes. Please revise.

The Six Month Periods Ended June 30, 2004 and June 30, 2003, page
16

57. Please describe the "Consulting Fees" contracts you listed.

Results of Operations, 17

58. In your second paragraph, you state that you are "optimistic" that your business activities will increase. Please explain or reference the reasons for your belief.

59. In your final paragraph of this section, please clarify that it is possible that your revenues could decrease as well as "increase to the point of profitability" or "remain at current levels."

60. Please revise the results of operations section to quantify the period-to-period changes in your sales and explain the reasons for the changes. Please revise to explain if your customers are end users of your products or if they must find buyers for the products.

Plan of Operations, page 17

61. Please discuss your plan of operation if you are unable to solicit new clients or raise new funds.

62. Please describe how you will "serve [your] existing clients" and
"seek out additional clients." Also, please explain what you mean by
"revenue generating relationships."

Liquidity and Capital Resources, page 18

63. The second paragraph of the Liquidity and Capital Resources section discusses uses of cash and non-cash resources. Please revise to reconcile these amounts to the cash flows reported in the Statement of Cash Flows. Also, revise to clarify the periods the amounts relate to if they represent cumulative amounts.

Certain Relationships and Related Transactions, page 18

64. For each related party transaction that you have provided, please state each related person`s name, relationship with your company, nature of the person`s interest in the transaction, and the amount of such interest. Please discuss whether transactions with related parties were on terms comparable to those you could have entered into with unaffiliated parties. See Item 404(a) of Regulation S-B.

Executive Compensation, page 19

65. You state that your Summary Compensation Table sets forth the salaries and directors` fees you "expect" to pay. Please provide the compensation for these individuals for the last fiscal year. See
Item 402 of Regulation S-B.

66. You state that there are no standard arrangements for the compensation of your directors, however please state if there are any other arrangements pursuant to which any director was compensated. See Item 402(f)(2) of Regulation S-B.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 19

67. This section is confusing since you do not disclose if you had any changes in independent accountants during your two most recent fiscal years or later interim period. Please tell us if you had any change during this period, and if so, provide the disclosures required by Item 304 of Regulation S-B. If you have not had any change during this period please revise to state this fact.
Please
note that the disclosures required by Item 304 of Regulation S-B relate only to a former accountant and not to Weinberg. Please revise as appropriate.

Additional Information, page 19

68. Delete the statement that information about contracts or other documents is not necessarily complete, and delete the reference to other documents that modify those descriptions.

Financial Statements, page 21

69. On page 1 of the prospectus you state that all other business activities are performed by the Board of Directors. The financial statements should include all costs of doing business. If members of the Board are providing material services which are not being paid for, you should revise the financial statements to record these services with an offset to donated capital. Please see Staff Accounting Bulletin Topic 5 T and revise accordingly or advise.

70. Please tell us the business reason why you returned $62,000 to cancel previously outstanding common shares and reissued substantially the same number of shares for $13,000.

Balance Sheet, Current Liabilities, page 24

71. Please revise the face of the balance sheet to show accounts payable separately from accrued liabilities.

Balance Sheet, Preferred Stock, page 24

72. Please revise the face of the balance sheet to show any authorized but unissued preferred stock. On page 11 of the document you clearly disclose that there is no preferred stock issued; however it is not clear if there is any authorized. Please revise as appropriate.

Note 1(K), Revenue Recognition, page 31

73. We do not believe that your revenue recognition policy is clear
based on your description of business.  Please tell us the nature of
any contracts you have entered into, or intend to enter into, that results in revenue being recognized "ratably." If you have material contract revenue disclose more clearly the nature of the
activities
and the accounting literature you use to record revenue. If you have, (or intend in the future to have), recorded revenue from the use of your products, it appears this would be rental income which should be recorded separately from sales. Please describe the nature of any business activity that will result in the recognition of revenue from use of your products. Also, tell us if there are any rights of return from products you have sold, and if so, disclose
this fact and the related accounting treatment.   Please revise
your
revenue recognition policy footnote so that it clearly discusses all the activities you undertake to earn revenue.

Note 2, Related Party Transactions, page 32

74. You disclose that you have a deposit payable to a related party in the amount of $9,286 at December 31, 2003. Please tell us the transaction(s) that gave rise to this deposit and what obligations, if any, result from deposits. To the extent deposits impact your revenue recognition please revise to clarify your accounting policy.

75. Please revise to define CAD in the last paragraph of Note 2.
Also, provide US dollar equivalent information.

Recent Sales of Unregistered Securities, page 35

76. Please explain the facts you relied upon to determine that you were able to rely on Rule 506 for the issuance of securities to Mr.
Polyhronopoulos in July 2000. See Item 701(d) of Regulation S-B and
Rule 506 of Regulation D.

Exhibits, page 37

77. Please provide the information about your subsidiary, Vita Equity, Inc. (Canada), as required by Item 601(b)(21). The information required, such as your subsidiary`s jurisdiction of incorporation and the names under which it does business, should be included in an Exhibit 21. See Item 601(b)(21) of Regulation S-B.

Signatures, page 39

78. The registration statement must be signed by the registrant and by the principal financial officers, the controller or the principal accounting officer. See the instructions for signatures to the Form
SB-2.

Exhibit 5.1, Opinion of Counsel

79. You should provide a legal opinion from counsel that is admitted to practice in the State of Nevada or from U.S. counsel that does not limit its opinion to the jurisdiction in which it is located.
Please
revise.

Undertakings, page 38

80. Please revise this section using the exact language set forth in
Item 512.  See Item 512 of Regulation S-B.




*	*	*	*	*	*



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Burnett at (202) 942-1809, or James
Allegretto, Senior Assistant Chief Accountant, at (202) 942-1885, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend at (202) 824-5505, Ellie Quarles at (202) 942-1859, or me at (202)
942-1900 with any other questions.



      Sincerely,




      H. Christopher Owings
      Assistant Director



cc.	Mr. Doug Bolen
	c/o Vita Equity, Inc.
      Suite 314 - 837 West Hastings Street
      Vancouver, British Columbia, Canada, V6C 3N6


??

??

??

??

Mr. Dwight Webb
Vita Equity, Inc.
Page 1